Industrias Bachoco Announces Third Quarter 2008 Results

Celaya, Gto., Mexico, - October 28, 2008 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, today announced its unaudited results for the third quarter and first nine months ended September 30, 2008. All figures have been prepared in accordance with Mexican GAAP. In line with the Mexican Accounting Principles, 2008 data is presented in nominal pesos while that of 2007 is presented in constant pesos as of December 31, 2007.

Highlights:

•	Chicken volume sales increased 5.2% during the quarter, while table eggs sales rose 25.1%.

•	The Company’s financial structure remains healthy with cash and cash equivalents amounting to Ps. 1,987.7 million.

•	The Company recorded negative operating quarterly results.

•	The comprehensive financial cost was negatively impacted by a Ps. 235.5 million charge in the quarter mainly due to the effect of financial instruments related to the exchange rate and raw materials.

•	Net income per share for third quarter was a negative result of Ps. 0.17 per share (US$0.18 per ADS), compared to net income per share of Ps. 0.62 (US$0.67 per ADS) reported in the same 2007 period.

CEO’s Comments:
Cristóbal Mondragon, Bachoco’s CEO, stated, “During this quarter, our Company faced severe adverse conditions that lead us to negative operating results.

“Traditionally, the third quarter is the weakest of the year; however, demand for chicken was particularly weak during this third quarter, which combined with the ongoing growth of the industry, pushed for an excessive oversupply in our markets.

“In addition, the ongoing increase in raw materials costs continued affecting our cost of sales.

“At the end of the quarter the unstable worldwide economic and financial situation also affected Mexico, imposing additional difficulties for our operating markets and, finally, to our financial results.

“We are focusing on our operating goals, such as productivity improvements throughout all our production and distribution chain, the optimization of our product mix as well as the commercialization of our distribution channels while offering the best service to customers.

“Despite the current adverse conditions and the challenging scenario, we feel confident that the Company will overcome these unfavorable conditions by taking advantage of our strengths, knowledge and experience in the industry,” concluded Mr. Mondragón.

Releases during the quarter:
•
On August 28, the Company announced that the Board of Directors, as per recommendation of the Audit Committee, approved the selection of KPMGM Cárdenas Dosal, S.C. as the Company’s independent auditor.

•
On October 14, Bachoco disclosed the effects of the financial volatility on its financial position, stating that the mark-to-market of the financial derivative instruments owned by the Company had an impact of approximately US$50 million as of October 13, 2008.

To see the complete version of these releases please visit our web page. www.bachoco.com.mx

THIRD QUARTER 2008 RESULTS

Net Sales
Net sales for the quarter reached Ps. 4,704.5 million, 0.2% above the Ps. 4,693.2 million reported in 3Q07. This increase was mainly driven by the 25.1% increase in table eggs sales, 25.0% in swine sales, and 2.7% in balanced feed sales, but was partially offset by a 3.8% decrease in chicken sales.

Net Sales	2Q08 (%)	2Q07 (%)
CHICKEN	75.8	79.0
EGGS	11.4	9.1
BALANCED FEED	7.9	7.7
SWINE	1.1	0.9
OTHER LINES	3.7	3.2
TOTAL COMPANY	100.0	100.0

Operating Results
Bachoco’s third quarter gross margin was 7.5%, lower than the 22.9% reached in 3Q07. The decrease is largely attributed to the results registered in the chicken line (our main business), which were strongly affected by raw materials costs increases that were not passed on to prices due to the oversupply condition of the Mexican market.

The Company had an operating loss of Ps. 243.6 million, compared to an operating profit of Ps. 500.5 million reached in the same quarter of 2007. Operating expenses increased 3.4% during this quarter, due to expenses associated with the reinforcement of the company’s customer serving areas, such as marketing and sales; however, operating expenses as a percentage of sales remained almost at the same level than in the same period of 2007.

The EBITDA result was also negative in the quarter and amounted to Ps. 92.7 million, compared with a positive EBITDA of Ps. 645.2 million reached in the same period of 2007.

Taxes
During the third quarter, the Company recognized a positive provision for income tax and deferred income taxes amounting to Ps. 413.4 million. In these results is included a one time, non cash flow positive charge of Ps. 291.6 million, due to a change in the estimation of the deferred tax accrual.

Comprehensive Financial Income (Cost)
The Company normally enters into contracts to hedge feed ingredients prices, mainly those of corn and soybean meal, and the U.S. dollar exchange rates is an ongoing part of its operations. The Company usually requires U.S. dollars to pay for its imports. As a result, these contract agreements may directly affect our income statement.

During the third quarter, the commodity and financial markets were highly volatile, this volatility impacted the hedge structure of the above-mentioned contracts; these effects, including the mark-to-market valuations, were registered in the financial comprehensive cost.

The Company had a financial comprehensive cost of Ps. 235.5 million for the 3Q08, compared with a financial comprehensive income of Ps. 9.7 millions reported in the same quarter last year.

The Company had a negative effect on its hedging instruments, as a consequence of the current volatility in the financial and commodity markets. The Company accounted for a loss in its financial products of Ps. 173.7 million as of September 30, added to financial expenses of Ps. 111.4 million, which was partially compensated by an income of Ps. 49.6 million mainly as a result of its U.S. dollars denominated assets.

Net Income
The Company had a negative result in net income for third quarter amounting to a loss of Ps. 100.3 million, or Ps. 0.17 per share (US$0.18 per ADS), compared to a net income of Ps. 370.0 million, or Ps. 0.62 per share (US$0.97 per ADS) reported in the same 2007 period.

RESULTS BY BUSINESS SEGMENT

Chicken
Chicken sales decreased 3.8% during 3Q08 as a result of an 8.6% decrease in chicken prices while volume sold increased 5.2% from the previous year. This segment was affected by quarterly seasonality as well as the weakness of the Mexican’s economy and chicken products demand, which did not allow passing the increases of the raw materials cost to the Company’s customers.

Table Eggs
Sales of table eggs were strong, increasing by 25.1% during the quarter. As a result of improvements in product mix, the Company’s egg prices climbed 28.3%, and partially offset the 2.6% decrease in volume sold.

Balanced Feed
Sales of balanced feed rose 2.5% when compared with 3Q07, caused by an 18.8% increase in balanced feed prices, while volume sold dropped by 13.5%, as a result of continued higher raw materials costs.

Swine
Sales of swine increased 20.0% compared with 3Q07, driven by 13.0% increase in swine prices and 10.6% in volume sold, as a result of an improvement in the balance between demand and supply.

Other Lines
Sales of other lines rose 16.5% during 3Q08, mainly as a result of increases in sales of turkey and other lines.

FIRST NINE MONTHS OF 2008

Net Sales
Net sales for the first nine months of 2008 amounted to Ps. 14,435.3 million, 6.1% above Ps. 13,606.2 million reported in the same period of 2007. The increase was driven by the growth in all the business lines: a 4.0% increase in chicken sales, 22.2% in table eggs sales, 31.3% in swine sales, and 0.5% increases in sales of balanced feed.

Net Sales	NINE MONTHS 2008 (%)	NINE MONTHS 2007 (%)
CHICKEN	76.6	78.2
EGGS	10.7	9.3
BALANCED FEED	7.7	8.1
SWINE	1.0	0.8
OTHER LINES	4.0	3.6
TOTAL COMPANY	100.0	100.0

Operating Results
The Company’s gross margin for the first nine months was 14.4%, lower than the 21.7% in the same period last year. As reported in previous quarters, said decrease is directly attributed to the standing increases in raw materials costs.
Operating profit was Ps. 312.3 million, lower than the Ps. 1,287.2 million reached during the first nine months of 2007. EBITDA was Ps. 761.0 million; lower than the Ps. 1,711.6 million in the same period of 2007. EBITDA margin was 5.3%.

Taxes
The Company recognized a positive provision for income taxes and deferred income taxes amounting to Ps. 296.1 million.

Net Income
Net income for first nine months was Ps. 324.9 million, or Ps. 0.54 per share (US$0.59 per ADS), compared to net income of Ps. 1,098.0 million, or Ps. 1.83 per share (US$2.00 per ADS) reported in the same 2007 period.

Balance Sheet
The Company’s financial structure remains healthy, with cash and cash equivalents amounting to Ps. 1,987.7 million as of September 30, 2008, lower than the Ps. 3,498.4 million reported at the end of third quarter of 2007. Said decrease was mainly driven by a larger inventory and CAPEX, which during the first nine months of 2008 accounted for Ps. 926.6 million. Total debt outstanding was of Ps. 132.4 million as of September 30, 2008.

Outlook
•	The company is currently analyzing alternatives to restructure its financial exchange rate instruments, and selecting both the structure and the timing to do it.
•	At the beginning of fourth quarter, the market conditions and volatility in the financial markets remained similar to those at the end of third quarter.
•	The Company expects the conditions to improve at the end of the year and resume positive results.
•	The worldwide reduction in cost of raw materials is expected to benefit the company in the first semester of 2009.
•	In the meantime, the Company is focusing on specific actions, such as:
o	Reduction and strict control of its operating expenses.
o	Identifying inefficiencies in its production areas and take corrective measures to improve its production levels.
o	Analyzing its product mix in every commercial area and distribution channel to correct non profitable conditions.

Adoption of New Accounting Standards
As of January 1, 2008, the Company has adopted the changes to “Inflationary Effects” in accordance with the Mexican Accounting Principles. Due to the relatively low inflation that the country has consistently achieved during the past several years, a new accounting principle went into effect on January 1, 2008, which eliminates the recognition of inflationary effects in its financial information. Consequently, financial information corresponding to the year 2007 is expressed in millions of Mexican pesos with purchasing power as of December 31, 2007, while the financial information for the year 2008 is stated in current or nominal Mexican pesos.

Company Description

Industrias Bachoco S.A.B. de C.V. (also referred in this report as Bachoco) was founded in 1952. The Company is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business, such as, are chicken, eggs and balanced feed. The Company also is present in other business like swine, beef, margarine and turkey. The Company’s headquarters are in Celaya, Guanajuato.

Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the BMV (Bachoco) and the NYSE (IBA).

For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income

	THIRD QUARTER					NINE MONTHS
	U.S.D.	Mexican Pesos				U.S.D.		Mexican Pesos
	2008(1)	2008(2)		2007(3)		2008(1)		2008(2)		2007(3)

Net sales	$429	Ps	4,705	Ps	4,693	US	1,316	Ps	14,435	Ps	13,606
Cost of sales	397		4,353		3,617		1,127		12,364		10,657
Gross profit (loss)	32		352		1,076		189		2,072		2,949
Selling, general and administrative expenses	54		595		576		160		1,759		1,662
Operating income (loss)	(22)		(244)		500		28		312		1,287
Comprehensive financing (cost) income	(21)		(235)		10		(23)		(252)		108
Interest income	(16)		(174)		85		(7)		(76)		239
Interest expense and financing cost	10		111		46		17		182		84
Forein exchange gain (loss), net	5		50		5		0		5		(1)
Loss on net monetary position	-		-		(34)		-		-		(46)
Other income (expense) net	(3)		(33)		(33)		(2)		(27)		20
Income before income tax, asset tax	(47)		(512)		477		3		33		1,416
Total income taxes	(38)		(413)		107		(27)		(296)		316
Income tax, asset tax	(5)		(57)		54		6		69		126
Deferred income taxes	(32)		(356)		53		(33)		(365)		191
Net income	$(9)	Ps	(99)	Ps	370		30		329		1,100
Minority net income	0		2		0		0		4		2
Majority net income	(9)		(100)		370		30		325		1,098
weighted average shares outstanding (in thousands)	600,000		600,000		600,000		600,000		600,000		600,000
Net majority Income per share (in U.S.D per ADR)	(0.18)		(0.17)		0.62		0.59		0.54		1.83

(1) Million of U.S. dollar (Peso at the rate of Ps. 10.9726)
(2) Million of constant pesos as of September 30, 2008
(3) Million of constant pesos as of December 31, 2007

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

		Mexican Pesos
	U.S.D.	2008(2)		2007(3)
	2008(1)	As of September 30,		As of September 30,
ASSETS
Current assets
Cash and cash equivalents	$181	Ps	1,988	Ps	3,498
Total accounts receivable	103		1,129		1,093
Inventories	448		4,919		4,196
Other current assets	-		-		-
Total current assets	732		8,036		8,787
Net property, plant and equipment	977		10,717		9,892
Other non current assets	34		368		352
TOTAL ASSETS	$1,743	Ps	19,121	Ps	19,032

LIABILITIES
Current liabilities
Notes payable to banks	6		69		65
Accounts payable	108		1,184		1,034
Other taxes payable and other accruals	39		431		612
Total current liabilities	154		1,684		1,711
Long-term debt	6		63		54
Labor obligations	7		73		51
Deferred income taxes and others	225		2,465		2,306
Total long-term liabilities	237		2,601		2,411
TOTAL LIABILITIES	$391	Ps	4,286	Ps	4,122
STOCKHOLDERS' EQUITY
Majority stockholder's equity:
Capital stock	209		2,295		2,295
Pain-in capital	68		744		660
Reserve for repurchase of shares	15		159		244
Retained earnings	1,381		15,156		14,250
Net majority income of the year	30		325		1,098
Deficit from restatement of stockholder's equity	(341)		(3,738)		(3,702)
Derivate financial instruments	(14)		(150)		19
Total majority stockholder's equity	1,348		14,791		14,862
Minority interest	4		45		47
TOTAL STOCKHOLDERS' EQUITY	1,352		14,836		14,910
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,743	Ps	19,121	Ps	19,032

(1) Million of U.S. dollar (Peso at the rate of Ps. 10.9726)
(2) Million of constant pesos as of September 30, 2008
(3) Million of constant pesos as of December 31, 2007

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Statements of Changes in Financial Position

	U.S.D.	Mexican Pesos
	2008(1)	2008(2)		2007(3)

Operating activities:
Net income	$30	Ps.	329	Ps.	1,100
Adjustments to reconcile net income to resources
Provided by operating activities:
Depreciation and others	41		444		422
Changes in operating assets and liabilities	(69)		(753)		(1,072)
Deferred income taxes	8		90		124
Resources provided by operating activities	$10	Ps.	110	Ps.	574

Financing activities:
Increase of capital stock	0		0		0
Proceeds from long-term debt	-		-		-
Proceeds from short-term debt	43		468		134
Repayment of Long-term debt and notes payable	(41)		(445)		(50)
Decrease in long-term debt in constant pesos	0		0		(11)
Cash dividends paid	(22)		(236)		(243)
Resources provided by (used in) financing activities	$(19)	Ps.	(213)	Ps.	(170)

Investing activities:
Acquisition of property, plant and equipment	(84)		(927)		(479)
Minority interest	(0)		(2)		2
Others	(2)		(21)		(13)
Resources used in investing activities	$(87)	Ps.	(949)	Ps.	(490)

Net (decrease) increase in cash and cash
equivalents	$(96)	Ps.	(1,052)	Ps.	(85)

Cash and cash equivalents at beginning of period	277		3,040		3,584

Cash and cash equivalents at end of period	$181	Ps.	1,988	Ps.	3,498

(1) Million of U.S. dollar (Peso at the rate of Ps. 10.9726)
(2) Million of constant pesos as of September 30, 2008
(3) Million of constant pesos as of December 31, 2007